 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES DIRECTOR RESIGNATION

CALGARY, ALBERTA (February 10, 2016) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) announces that Daniel Lewis has resigned from the Board of Directors of the Company effective immediately. Mr. Lewis has resigned from the Board of Directors of the Company in connection with the recent announcement by Orange Capital LLC (“Orange Capital”) of its intention to close its investment fund. As Managing Partner of Orange Capital, Mr. Lewis has determined that resignation from the Board of Directors of Bellatrix will provide optimal flexibility in dealing with Orange Capital’s investment in Bellatrix.

“Mr. Lewis has been a valuable member of the Board of Directors, providing strong support and valued input throughout a period of volatility and uncertainty. On behalf of the Board of Directors and management, I thank Mr. Lewis for his many contributions to the Company.” said W.C. (Mickey) Dunn, Chairman of the Board of Bellatrix.

“It has been a privilege to serve on the board of Bellatrix. I have been in active discussions with the Board regarding my firm's investment in Bellatrix. No decision has been made with respect to our investment in the Bellatrix, nor is there any immediate requirement to do so.” said Daniel Lewis, Managing Partner of Orange Capital.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com